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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                    DIGICORP

                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                           (Title of Class Securities)

                                    475157500
                                 (CUSIP Number)

                             Milton "Todd" Ault III,
                      Chairman and Chief Executive Officer
                          Franklin Capital Corporation
                          100 Wilshire Blvd, 15th Floor
                             Santa Monica, CA 90401
                                 (310) 752-1416
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications

                                December 29, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 475157500
          ---------

    1. Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Franklin Capital Corporation
        13-3419202

--------------------------------------------------------------------------------

    2. Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  [_]
        (b)  [_]
--------------------------------------------------------------------------------

    3.  SEC Use Only
--------------------------------------------------------------------------------

    4. Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------

    5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

    6.  Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------

                 7. Sole Voting Power 2,557,027
                 ---------------------------------------------------------------
Number of
Shares Bene-     8.  Shared Voting Power    0
ficially Owned   ---------------------------------------------------------------
by Each
Reporting        9.  Sole Dispositive Power   2,557,027
Person With:     ---------------------------------------------------------------

                 10. Shared Dispositive Power
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,622,027

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    13. Percent of Class Represented by Amount in Row (11) 26.2%
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

ITEM 1 SECURITY AND ISSUER

This statement relates to the common stock, $.001 par value ("Common Stock"), issued by DigiCorp, a Delaware Corporation. The address of the principal executive offices of DigiCorp is 1206 West South Jordan Parkway, Unit B, South Jordan, Utah 84095.

ITEM 2 IDENTITY AND BACKGROUND

Name: Franklin Capital Corporation ("Franklin") Place of Organization: Delaware Principal Business: Business development corporation.
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate amount of funds used by Franklin to purchase DigiCorp shares of Common Stock was approximately $301,998. Such amount was derived from working capital.

ITEM 4 PURPOSE OF TRANSACTION

The Reporting Person may acquire additional shares of Common Stock of DigiCorp and seek to change the principal business engaged in by DigiCorp. Subject to availability at prices deemed favorable, the Reporting Person may acquire additional shares of Common Stock of DigiCorp from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Person may dispose of shares of Common Stock of DigiCorp from time to time in the open market, in privately negotiated transactions or otherwise.

The Reporting Person or persons affiliated therewith may enter into transactions directly with DigiCorp pursuant to which business assets are sold to DigiCorp for operation by DigiCorp.

Pursuant to the Common Stock Purchase Agreement entered into between Franklin and the shareholders on December 29, 2004 (the "Purchase Agreement"), Franklin agreed to purchase an additional 1,224,000 shares of DigiCorp Common Stock from the selling shareholders at such time as the shares are registered for resale with the Securities and Exchange Commission. Three members of DigiCorp's four person Board of Directors agreed to resign and the selling shareholders agreed to take action to appoint Melanie Glazer to the Board of Directors of DigiCorp. An additional member will be appointed to the DigiCorp Board at a later date.

Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to DigiCorp and the Common Stock, it should be noted that the possible activities of the Reporting Person are subject to change at any time.

Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

(a) As of December 29, 2004, the Reporting Person directly or indirectly beneficially owned 2,557,027 shares, or 26.2%, of Common Stock of DigiCorp (the percentage of the shares of Common Stock owned is based on 9,742,857 shares of Common Stock outstanding as of September 30, 2004, as reported by DigiCorp in its Form 10-QSB filed on November 8, 2004). Pursuant to the Purchase Agreement, Franklin also agreed to purchase an additional 1,224,000 shares of DigiCorp Common Stock from the selling shareholders at such time as the shares are registered for resale with the Securities and Exchange Commission.

(1) Franklin owned 2,557,027 shares (26.2%)

(b) The responses of the Reporting Person to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

(c) A list of transactions in the past 60 days.


             Amount Bought   Price per            Where & How
Date            (Sold)         Share              Effected
----            -----          -----              --------

11/23/04        57,000         $.103             Open Market
11/24/04       123,500         $.118             Open Market
11/24/04        15,000         $.159             Open Market
11/29/04         4,500         $.185             Open Market
11/30/04        15,000         $.155             Open Market
12/01/04       107,500         $.191             Open Market
12/08/04         5,000         $.170             Open Market
12/29/04     2,229,527         $.135             Open Market
12/29/04       100,787         $.145             Open Market

(d)     Not Applicable

(e)     Not Applicable


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Purchase Agreement, Franklin also agreed to purchase an additional 1,224,000 shares of DigiCorp Common Stock from the selling shareholders at such time as the shares are registered for resale with the Securities and Exchange Commission.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Common Stock Purchase Agreement, dated as of December 29, 2004

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2004

                                    FRANKLIN CAPITAL CORPORATION


                                    By: /s/ MILTON "TODD" AULT III
                                        ----------------------------------------
                                            Milton "Todd" Ault III,
                                            Chairman and Chief Executive Officer

                            STOCK PURCHASE AGREEMENT

                                  BY AND AMONG

                          FRANKLIN CAPITAL CORPORATION,

                           THE PRINCIPAL SHAREHOLDERS

                                       AND

                             THE OTHER SHAREHOLDERS,

                    AS SET FORTH ON THE SIGNATURE PAGE HERETO



                          Dated as of December 29, 2004

                                TABLE OF CONTENTS

Section                                                                    Page

ARTICLE I SALE AND PURCHASE OF SHARES........................................1
   1.1    Sale and Purchase of Shares........................................1

ARTICLE II PURCHASE PRICE AND PAYMENT........................................1
   2.1    Amount of Purchase Price...........................................1
   2.2    Payment of Purchase Price..........................................2

ARTICLE III CLOSING AND TERMINATION..........................................2
   3.1    Closing Date.......................................................2
   3.2    Termination of Agreement...........................................2
   3.3    Procedure Upon Termination.........................................2
   3.4    Effect of Termination..............................................3

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE SELLERS.....................3
   4.1    Organization and Good Standing.....................................3
   4.2    Authorization of Agreement.........................................3
   4.3    Capitalization.....................................................3
   4.4    Capitalization.....................................................4
   4.5    No Subsidiaries....................................................4
   4.6    Conflicts; Consents of Third Parties...............................4
   4.7    Ownership and Transfer of Shares...................................4
   4.8    Financial Statements...............................................5
   4.9    No Undisclosed Liabilities.........................................5
   4.10   Absence of Certain Developments....................................5
   4.11   Taxes..............................................................6
   4.12   Real Property......................................................7
   4.13   Tangible Personal Property.........................................7
   4.14   Intangible Property................................................7
   4.15   Material Contracts.................................................7
   4.16   Employee Benefits..................................................8
   4.17   Labor..............................................................8
   4.18   Litigation.........................................................9
   4.19   Compliance with Laws; Permits......................................9
   4.20   Environmental Matters..............................................9
   4.21   Insurance.........................................................10
   4.22   Inventories; Receivables; Payables................................10
   4.23   Related Party Transactions........................................10
   4.24   No Misrepresentation..............................................11
    4.25  Financial Advisors................................................11
   4.26   Patriot Act.......................................................11

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER.......................11
   5.1    Organization and Good Standing....................................11
   5.2    Authorization of Agreement........................................11
   5.3    Conflicts; Consents of Third Parties..............................12
   5.4    Litigation........................................................12
   5.5    Investment Intention..............................................12
5.6      Financial Advisors.................................................12
   5.7    Patriot Act.......................................................12
   5.8    No Misrepresentation..............................................13

ARTICLE VI COVENANTS........................................................13
   6.1    Access to Information.............................................13
   6.2    Consents..........................................................13
   6.3    Other Actions.....................................................13
   6.4    No Solicitation...................................................13
   6.5    Publicity.........................................................14
   6.6    Board of Directors................................................14
   6.7    Registration of Shares............................................14

ARTICLE VII CONDITIONS TO CLOSING...........................................14
   7.1    Conditions Precedent to Obligations of Purchaser..................14
   7.2    Conditions Precedent to Obligations of the Sellers................15

ARTICLE VIII DOCUMENTS TO BE DELIVERED......................................16
   8.1    Documents to be Delivered by the Sellers..........................16
   8.2    Documents to be Delivered by the Purchaser........................16

ARTICLE IX INDEMNIFICATION..................................................17
   9.1    Indemnification...................................................17
   9.2    Indemnification Procedures........................................18

ARTICLE X MISCELLANEOUS.....................................................18
   10.1   Payment of Sales, Use or Similar Taxes............................18
   10.2   Survival of Representations and Warranties........................19
   10.3   Expenses..........................................................19
   10.4   Specific Performance..............................................19
   10.5   Further Assurances................................................19
   10.6   Submission to Jurisdiction; Consent to Service of Process.........19
   10.7   Enitre Agreement, Amendment and Waivers...........................20
   10.8   Governing Law.....................................................20
   10.9   Table of Contents and Headings....................................20
   10.10  Notices...........................................................20
   10.11  Severability......................................................21
   10.12  Binding Effect; Assignment........................................21

                            STOCK PURCHASE AGREEMENT

      STOCK PURCHASE AGREEMENT, dated as of December 29, 2004 (the "Agreement"), by and among Franklin Capital Corporation, a corporation existing under the laws of Delaware (the "Purchaser"), and the shareholders of Digicorp, a Utah corporation (the "Company"), set forth in Section A hereto (the "Principal Shareholders"), and the shareholders of the Company set forth in Section B of the signature page hereto (the "Other Shareholders," and together with the Principal Shareholders, the "Sellers").

                              W I T N E S S E T H:
                               - - - - - - - - - -

      WHEREAS, the Sellers own an aggregate of 2,294,527 shares of common stock, $.001 par value of the Company (the "Common Stock") to be sold pursuant to this Agreement (the "Shares");

      WHEREAS, the Sellers also own an aggregate of 1,224,000 shares of Common Stock which must be registered prior to their sale by the Sellers (the "Registrable Shares" and, together with the Shares, the "Total Shares"); and

      WHEREAS, the Sellers desire to sell to Purchaser, the Purchaser desires to purchase from the Sellers, the Total Shares for the purchase price and upon the terms and conditions hereinafter set forth;

      NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:


                                   Article I
                           SALE AND PURCHASE OF SHARES

      1.1 Sale and Purchase of Shares.

      Upon the terms and subject to the conditions contained herein, on the Closing Date each Seller shall sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase from each Seller, the Shares of such Seller set forth opposite such Seller's name in the column entitled "Shares Sold on Signing of Agreement" on Schedule A hereto. Each Seller with Shares set forth opposite such Seller's name in the column entitled "Shares To Be Registered" further agrees to sell the Shares in such column upon effectiveness of the Registration Statement (as hereafter defined) (the "Registration Date"), in the event the Registration Date is no more than 12 months from the date hereof. The purchase and sale of the Shares pursuant to this Agreement shall be effective as of the close of business on December 29, 2004 (the "Effective Time"), except for the Registrable Shares, which shall be sold effective as of the Registration Date.

                                   Article II
                           PURCHASE PRICE AND PAYMENT

      2.1 Amount of Purchase Price.

      The purchase price for the Shares shall be an amount equal to (a) $0.135 per share for all Sellers selling 80% of their Total Shares, in the amounts set forth on Schedule A(1) hereto, and (b) $0.145 per share for all Sellers selling 100% of their Total Shares, in the amounts set forth on Schedule A(2) hereto (the "Purchase Price"). The purchase price for the Registrable Shares shall be $0.135 per share if the Registration Date is within six months from the date hereof and shall be $0.145 if the Registration Date is between six months and twelve months from the date hereof.

      2.2 Payment of Purchase Price.

      On the Closing Date, the Purchaser shall pay the Purchase Price to the Sellers which shall be paid by the delivery to Sellers of a certified or bank cashier's checks in New York Clearing House Funds, payable to the order of each Seller or, at the Sellers' option, by wire transfer of immediately available funds into accounts designated by the Sellers and allocated among the Sellers in accordance with their pro rata ownership of the Shares as set forth on Schedule A hereto.

                                  Article III
                             CLOSING AND TERMINATION

      3.1 Closing Date.

      Subject to the satisfaction of the conditions set forth in Sections 7.1 and 7.2 hereof (or the waiver thereof by the party entitled to waive that condition), the closing of the sale and purchase of the Shares provided for in
Section 1.1 hereof (the "Closing") shall take place at the offices of Sichenzia Ross Friedman Ference LLP located at 1065 Avenue of the Americas, New York, New York 10018 (or at such other place as the parties may designate in writing) on December 29, 2004, or on such other date as the Sellers and the Purchaser may determine. The date on which the Closing shall be held is referred to in this Agreement as the "Closing Date".

      3.2 Termination of Agreement.

      This Agreement may be terminated prior to the Closing as follows:

      (a) At the election of the Sellers or the Purchaser on or after December 31, 2004, if the Closing shall not have occurred by the close of business on such date, provided that the terminating party is not in default of any of its obligations hereunder;

      (b) by mutual written consent of the Sellers and the Purchaser; or

      (c) by the Seller or the Purchaser if there shall be in effect a final nonappealable order of a court, government or governmental agency or body of competent jurisdiction ("Governmental Body") restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that the parties hereto shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence).

      3.3 Procedure Upon Termination.

      In the event of termination and abandonment by the Purchaser or the Sellers, or both, pursuant to Section 3.2 hereof, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate, and the purchase of the Shares hereunder shall be abandoned, without further action by the Purchaser or the Sellers. If this Agreement is terminated as provided herein each party shall redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same.

      3.4 Effect of Termination.

      In the event that this Agreement is validly terminated as provided herein, then each of the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to the Purchaser, the Company or any Seller; provided, however, that the obligations of the parties set forth in
Section 10.4 hereof shall survive any such termination and shall be enforceable hereunder; provided, further, however, that nothing in this Section 3.4 shall relieve the Purchaser or any Seller of any liability for a breach of this Agreement.

                                   Article IV
                  REPRESENTATIONS AND WARRANTIES OF THE SELLERS

      The Principal Shareholders hereby individually represent and warrant and the Other Shareholders, individually represent and warrant to the best of their knowledge, to the Purchaser that:

      4.1 Organization and Good Standing.

      The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation as set forth above and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. The Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified would not have a material adverse effect on the business, assets or financial condition of Company taken as a whole ("Material Adverse Effect").

      4.2 Authorization of Agreement.

      Each Seller has all requisite power, authority and legal capacity to execute and deliver this Agreement, and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by such Seller in connection with the consummation of the transactions contemplated by this Agreement (together with this Agreement, the "Seller Documents"), and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each of the Seller Documents will be at or prior to the Closing, duly and validly executed and delivered by each Seller and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of each Seller, enforceable against each Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

      4.3 Reporting Status; Listing.

      The Company is required to file current reports with the Securities and Exchange Commission pursuant to Section 12(g) of the Securities and Exchange Act of 1934, as amended, the Company's shares of common stock are quoted on the OTC "Bulletin Board", and all reports required to be filed by the Company with the Securities and Exchange Commission ("SEC") or National Association of Securities Dealers ("NASD") or the OTC Bulletin Board have been timely filed. The Company has no outstanding comment letters from the SEC, the NASD or the OTC Bulletin Board.

      4.4 Capitalization.

            (a) The authorized capital stock of the Company consists of 50,000,000 shares of common Stock, $.001 par value (the "Common Stock"). As of the date hereof, there are 9,742,857 shares of Common Stock issued and no outstanding shares of Common Stock are held by the Company as treasury stock. All of the issued and outstanding shares of Common Stock were duly authorized for issuance and are validly issued, fully paid and non-assessable.

            (b) Except as disclosed in the Company's SEC reports filed pursuant the Securities Act of 1934, as amended (the "SEC Reports"), there is no existing option, warrant, call, right, commitment or other agreement of any character to which any Seller or the Company is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of the Company. None of the Sellers nor the Company is a party to any voting trust or other voting agreement with respect to any of the shares of Common Stock or to any agreement relating to the issuance, sale, redemption, transfer or other disposition of the capital stock of the Company.

      4.5 Subsidiaries.

      The Company has no subsidiaries.

      4.6 Conflicts; Consents of Third Parties.

            (a) None of the execution and delivery by any Seller, the Seller Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by any Seller with any of the provisions hereof or thereof will
(i) conflict with, or result in the breach of, any provision of the certificate of incorporation or by-laws of the Company; (ii) conflict with, violate, result in the breach or termination of, or constitute a default under any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which the Company is a party or by which any of them or any of their respective properties or assets is bound; (iii) violate any statute, rule, regulation, order or decree of any governmental body or authority by which the Company is bound; or (iv) result in the creation of any lien, charge or encumbrance or any kind or nature ("Lien") upon the properties or assets of the Company except, in case of clauses (ii), (iii) and (iv), for such violations, breaches or defaults as would not, individually or in the aggregate, have a Material Adverse Effect.

            (b) No consent, waiver, approval, order, permit or authorization of, or declaration or filing with, or notification to, any person, entity or governmental body is required on the part of any Seller or the Company in connection with the execution and delivery of the Seller Documents, or the compliance by each Seller or the Company as the case may be, with any of the provisions hereof or thereof.

      4.7 Ownership and Transfer of Shares.

      Each Seller is the record and beneficial owner of the Shares indicated as being owned by such Seller on Schedule A, free and clear of any and all Liens. Each Seller has the power and authority to sell, transfer, assign and deliver such Shares as provided in this Agreement, and such delivery will convey to the Purchaser good and marketable title to such Shares, free and clear of any and all Liens.

      4.8 Financial Statements.

      The Company's Financial Statements present fairly, in all material respects, the assets and liabilities (whether accrued, absolute, contingent or otherwise) of the Company, on a consolidated basis, as of the respective dates thereof, and the sales and earnings of the Company during the period covered thereby, in all material respects and have been prepared in substantial accordance with generally accepted accounting principles ("GAAP") consistently applied.

      4.9 No Undisclosed Liabilities.

      The Company has no indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due) that would have been required to be reflected in, reserved against or otherwise described in the Company's Financial Statements in accordance with GAAP which was not fully reflected in, reserved against or otherwise described in the Company's Financial Statements or was not incurred in the ordinary course of business consistent with past practice since September 30, 2004.

      4.10 Absence of Certain Developments. Except as expressly contemplated by this Agreement, since September 30, 2004:

                  (i) there has not been any Material Adverse Event nor has there occurred any event which is reasonably likely to result in a Material Adverse Event;

                  (ii) there has not been any damage, destruction or loss, whether or not covered by insurance, with respect to the property and assets of the Company having a replacement cost of more than $25,000 for any single loss or $50,000 for all such losses;

                  (iii) there has not been any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of the Company or any repurchase, redemption or other acquisition by any Seller or the Company of any outstanding shares of capital stock or other securities of, or other ownership interest in, the Company;

                  (iv) the Company has not awarded or paid any bonuses to employees of the Company or entered into any employment, deferred compensation, severance or similar agreement (nor amended any such agreement) or agreed to increase the compensation payable or to become payable by it to any of the Company's directors, officers, employees, agents or representatives or agreed to increase the coverage or benefits available under any severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with such directors, officers, employees, agents or representatives, other than in the ordinary course of business consistent with past practice and that in the aggregate have not resulted in a material increase in the benefits or compensation expense of the Company taken as a whole;

                  (v) there has not been any change by the Company in accounting or tax reporting principles, methods or policies;

                  (vi) the Company has not entered into any transaction or Contract or conducted its business other than in the ordinary course consistent with past practice;

                  (vii) the Company has not failed to promptly pay and discharge
current   liabilities  except  where  disputed  in  good  faith  by  appropriate proceedings;

                  (viii) Company has not made any loans, advances or capital contributions to, or investments in, any person or paid any fees or expenses to any Seller or any Affiliate (as defined in Section 4.14) of any Seller other than in the ordinary course consistent with past practice;

                  (ix) the Company has not mortgaged, pledged or subjected to any Lien any of its assets, or acquired any assets or sold, assigned, transferred, conveyed, leased or otherwise disposed of any assets of the Company, except for assets acquired or sold, assigned, transferred, conveyed, leased or otherwise disposed of in the ordinary course of business consistent with past practice;

                  (x) the Company has not discharged or satisfied any Lien, or paid any obligation or liability (fixed or contingent), except in the ordinary course of business consistent with past practice and which, in the aggregate, would not be material to the Company taken as a whole;

                  (xi) the Company has not canceled or compromised any debt or claim or amended, canceled, terminated, relinquished, waived or released any Contract or right except in the ordinary course of business consistent with past practice and which, in the aggregate, would not be material to the Company taken as a whole;

                  (xii) the Company has not made or committed to make any capital expenditures or capital additions or betterments in excess of $20,000 individually or $40,000 in the aggregate;

                  (xiii) the Company has not instituted or settled any material legal proceeding; and

                  (xiv) none of the Sellers nor the Company has agreed to do anything set forth in this Section 4.10.

      4.11 Taxes.

            (a) The Company (A) has filed all tax returns it was required to file under applicable laws and regulations. All such tax returns were true, correct and complete in all respects and have been prepared in substantial compliance with all applicable laws and regulations, except as to the net operating loss, which amount is correctly stated on the Company's most recent 10K; (B) has filed all taxes due and owing (including interest and penalties) from the Company have been fully and timely paid, and adequate reserves or accruals for Taxes payable for the current period for which Tax returns are not yet required have been provided; and (C) has not executed or filed with the IRS or any other taxing authority any agreement, waiver or other document or arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitation), and no power of attorney with respect to any tax matter is currently in force. "Tax or Taxes" means all Federal, state, local or other taxes or similar government charges, fees levies, or assessments.

            (b) The Company has complied in all material respects with all applicable Laws (as defined in Section 4.19), rules and regulations relating to the payment and withholding of Taxes and has duly and timely withheld from employee salaries, wages and other compensation and has paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable laws, except where the failure to so comply would not have a material adverse effect on the Company.

            (c) There are no Liens as a result of an unpaid Taxes upon any of the assets of the Company.

      4.12 Real Property.

      The Company does not own any real property nor does it have any interests in real property leases.

      4.13 Tangible Personal Property.

      The Company has no personal property leases and no tangible personal property.

      4.14 Intangible Property.

      The SEC Reports contain a complete and correct list of each material patent, trademark, trade name, service mark and copyright owned or used by Company as well as all registrations thereof and pending applications therefor, and each license or other agreement relating thereto. Except as disclosed in the SEC Reports, each of the foregoing is owned by the party shown on such Schedule as owning the same, free and clear of all mortgages, claims, liens, security interests, charges and encumbrances and is in good standing and not the subject of any challenge. There have been no claims made and neither the Sellers, nor the Company has received any notice or otherwise knows or has reason to believe that any of the foregoing is invalid or conflicts with the asserted rights of others. The Company possesses, owns or licenses all patents, patent licenses, trade names, trademarks, service marks, brand marks, brand names, copyrights, know-how, formulate and other proprietary and trade rights necessary for the conduct of its business as now conducted, not subject to any restrictions and without any known conflict with the rights of others and the Company has not forfeited or otherwise relinquished any such patent, patent license, trade name, trademark, service mark, brand mark, brand name, copyright, know-how, formulate or other proprietary right necessary for the conduct of its business as conducted on the date hereof. The Company is not under any obligation to pay any royalties or similar payments in connection with any license to any Seller or any Affiliate thereof. "Affiliate" means, with respect to any person, any other person directly or indirectly controlling, controlled by, or under common control with such person and for purposes of individuals, Affiliates would include an individual's spouse and minor children.

      4.15 Material Contracts.

      The SEC Reports set forth all of the following contracts, agreements, commitments ("Contracts") to which the Company is a party or by which it is bound (collectively, the "Material Contracts"): (i) Contracts with the Seller or any current officer or director of the Company; (ii) Contracts with any labor union or association representing any employee of the Company; (iii) Contracts pursuant to which any party is required to purchase or sell a stated portion of its requirements or output from or to another party; (iv) Contracts for the sale of any of the assets of the Company other than in the ordinary course of business or for the grant to any person of any preferential rights to purchase any of its assets; (v) joint venture agreements; (vi) Material Contracts containing covenants of the Company not to compete in any line of business or with any person in any geographical area or covenants of any other person not to compete with the Company in any line of business or in any geographical area;
(vii) Contracts relating to the acquisition by the Company of any operating business or the capital stock of any other person; (viii) Contracts relating to the borrowing of money; or (ix) any other Contracts, other than Real Property Leases, which, in each case, involve the expenditure of more than $50,000 in total or $25,000 annually or require performance by any party more than one year from the date hereof. There have been made available to the Purchaser, its

Affiliates and their representatives true and complete copies of all of the Material Contracts. Except as disclosed in the SEC Reports, all of the Material Contracts and other agreements are in full force and effect and are the legal, valid and binding obligation of the Company, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Except as disclosed in the SEC Reports, the Company is not in default in any material respect under any Material Contracts, nor, to the knowledge of any Seller, is any other party to any Material Contract in default thereunder in any material respect.

      4.16 Employee Benefits.

            (a) The SEC Reports set forth a complete and correct list of (i) all "employee benefit plans", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and any other pension plans or employee benefit arrangements, programs or payroll practices (including, without limitation, severance pay, vacation pay, company awards, salary continuation for disability, sick leave, retirement, deferred compensation, bonus or other incentive compensation, stock purchase arrangements or policies, hospitalization, medical insurance, life insurance and scholarship programs) maintained by the Company or to which the Company contributes or is obligated to contribute thereunder with respect to employees of the Company ("Employee Benefit Plans") and (ii) all "employee pension plans", as defined in Section 3(2) of ERISA, maintained by the Company or any trade or business (whether or not incorporated) which are under control, or which are treated as a single employer, with Company under Section 414(b), (c), (m) or (o) of the ("ERISA Affiliate") or to which the Company, or any ERISA Affiliate contributed or is obligated to contribute thereunder ("Pension Plans").

            (b) All contributions and premiums required by Law or by the terms of any Employee Benefit Plan or Pension Plan which are defined benefit plans or money purchase plans or any agreement relating thereto have been timely made (without regard to any waivers granted with respect thereto) to any funds or trusts established thereunder or in connection therewith, and no accumulated funding deficiencies exist in any of such plans subject to Section 412 of the Code.

            (c) There has been no violation of ERISA with respect to the filing of applicable returns, reports, documents and notices regarding any of the Employee Benefit Plans or Pension Plans with the Secretary of Labor or the Secretary of the Treasury or the furnishing of such notices or documents to the participants or beneficiaries of the Employee Benefit Plans or Pension Plans.

      4.17 Labor.

            (a) The Company is not a party to any labor or collective bargaining agreement and there are no labor or collective bargaining agreements which pertain to employees of the Company.

            (b) No employees of the Company are represented by any labor organization. No labor organization or group of employees of the Company has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the best knowledge of the Sellers, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal. There is no known organizing activity involving the Company pending or, to the best knowledge of any Seller, threatened by any labor organization or group of employees of the Company.

            (c) There are no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) material grievances or other labor disputes pending or, to the best knowledge of any Seller, threatened against or involving the Company. There are no unfair labor practice charges, grievances or complaints pending or, to the best knowledge of any Seller, threatened by or on behalf of any employee or group of employees of the Company.

      4.18 Litigation.

      Except as disclosed in the SEC Reports, there is no suit, action, proceeding, investigation, claim or order pending or, to the knowledge of the Sellers or the Company, overtly threatened against the Company (or to the knowledge of the Sellers or the Company, pending or threatened, against any of the officers, directors or key employees of the Company with respect to their business activities on behalf of the Company), or to which the Sellers or the Company is otherwise a party, which, if adversely determined, would have a
Material Adverse Effect, before any court, or before any governmental department, commission, board, agency, or instrumentality; nor to the knowledge of the Sellers nor the Company is there any reasonable basis for any such action, proceeding, or investigation. The Company is not subject to any judgment, order or decree of any court or governmental agency except to the extent the same are not reasonably likely to have a Material Adverse Effect and the Company is not engaged in any legal action to recover monies due it or for damages sustained by it.

      4.19 Compliance with Laws; Permits.

            (a) The Company is in compliance with all Federal, state and local statutes, laws, rules, regulations, orders and ordinances applicable to the Company or to the conduct of the business or operations of the Company or the use of their respective properties (including any leased properties) and assets ("Laws"), except for such non-compliances as would not, individually or in the aggregate, have a Material Adverse Effect. The Company and has all governmental permits and approvals from state, federal or local authorities which are required for the Company to operate its business, except for those the absence of which would not, individually or in the aggregate, have a Material Adverse Effect.

      4.20 Environmental Matters.

            (a) The operations of the Company are in compliance with all applicable Laws promulgated by any governmental entity which prohibit, regulate or control any hazardous material or any hazardous material activity ("Environmental Laws") and all permits issued pursuant to Environmental Laws or otherwise except for where noncompliance or the absence of such permits would not, individually or in the aggregate, have a Material Adverse Effect;

            (b) The Company has obtained all permits required under all applicable Environmental Laws necessary to operate its business;

            (c) The Company is not the subject of any outstanding written order or Contract with any governmental authority or person respecting Environmental Laws or any violation or potential violations thereof;

            (d) The Company has not received any written communication alleging either or both that the Company may be in violation of any Environmental Law, or any permit issued pursuant to Environmental Law, or may have any liability under any Environmental Law;

      4.21 Insurance.

      The Company has sufficient policies of insurance covering the Company or any of its respective employees, properties or assets, including, without limitation, policies of life, disability, fire, theft, workers compensation, employee fidelity and other casualty and liability insurance. All such policies are in full force and effect, and, to the Sellers' knowledge, the Company is not in default of any provision thereof, except for such defaults as would not, individually or in the aggregate, have a Material Adverse Effect.

      4.22 Inventories; Receivables; Payables.

            (a) The inventories of the Company are in good and marketable condition, and are saleable in the ordinary course of business. Adequate reserves have been reflected in the Company's Financial Statements for obsolete or otherwise unusable inventory, which reserves were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied.

            (b) All accounts receivable of the Company have arisen from bona fide transactions in the ordinary course of business consistent with past practice. All accounts receivable of the Company reflected in the Company's Financial Statements are good and collectible at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts reflected thereon, which reserves are adequate and were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied. All accounts receivable arising since September 30, 2004 are good and collectible at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts, which reserves are adequate and were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied.

            (c) All accounts payable of the Company reflected in the Company's Financial Statements or arising after the date thereof are the result of bona fide transactions in the ordinary course of business and have been paid or are not yet due and payable in accordance with the Company's past practices.

      4.23 Related Party Transactions.

      Except as disclosed in the SEC Reports, neither the Sellers nor any of their respective Affiliates has borrowed any moneys from or has outstanding any indebtedness or other similar obligations to the Company. Except as disclosed in the SEC Reports, neither the Sellers, the Company, any Affiliate of the Company or the Sellers nor any officer or employee of any of them (i) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any person which is (A) a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Company, (B) engaged in a business related to the business of the Company, or
(C) a participant in any transaction to which the Company is a party or (ii) is a party to any Contract with the Company.

      4.24 No Misrepresentation.

      No representation or warranty of any Seller contained in this Agreement or in any schedule hereto or in any certificate or other instrument furnished by any Seller to the Purchaser pursuant to the terms hereof, knowingly contains any untrue statement of a material fact or knowingly omits to state a material fact necessary to make the statements contained herein or therein not misleading.

      4.25 Financial Advisors.

      No person has acted, directly or indirectly, as a broker, finder or financial advisor for the Sellers or the Company in connection with the transactions contemplated by this Agreement and no person is entitled to any fee or commission or like payment in respect thereof.

      4.26 Patriot Act.

      The Sellers certify that, to the best of the Sellers' knowledge, the Company has not been designated, and is not owned or controlled, by a "suspected terrorist" as defined in Executive Order 13224. The Sellers hereby acknowledge that the Purchaser seeks to comply with all applicable Laws concerning money laundering and related activities. In furtherance of those efforts, the Sellers hereby represent, warrant and agree that: (i) none of the cash or property owned by the Company has been or shall be derived from, or related to, any activity that is deemed criminal under United States law; and (ii) no contribution or payment by the Company has, and this Agreement will not, cause the Company or the Purchaser to be in violation of the United States Bank Secrecy Act, the United States International Money Laundering Control Act of 1986 or the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

                                   ARTICLE V
                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

      5.1 Organization and Good Standing.

      The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

      5.2 Authorization of Agreement.

      The Purchaser has full corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by the Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the "Purchaser Documents"), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Purchaser of this Agreement and each Purchaser Document have been duly authorized by all necessary corporate action on behalf of the Purchaser. This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by the Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

      5.3 Conflicts; Consents of Third Parties.

            (a) Neither of the execution and delivery by the Purchaser of this Agreement and of the Purchaser Documents, nor the compliance by the Purchaser with any of the provisions hereof or thereof will (i) conflict with, or result in the breach of, any provision of the certificate of incorporation or by-laws of the Purchaser, (ii) conflict with, violate, result in the breach of, or constitute a default under any note, bond, mortgage, indenture, license, agreement or other obligation to which the Purchaser is a party or by which the Purchaser or its properties or assets are bound or (iii) violate any statute, rule, regulation, order or decree of any governmental body or authority by which the Purchaser is bound, except, in the case of clauses (ii) and (iii), for such violations, breaches or defaults as would not, individually or in the aggregate, have a material adverse effect on the business, properties, results of operations, prospects, conditions (financial or otherwise) of the Purchaser and its subsidiaries, taken as a whole.

            (b) No consent, waiver, approval, order, permit or authorization of, or declaration or filing with, or notification to, any person or Governmental Body is required on the part of the Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents or the compliance by Purchaser with any of the provisions hereof or thereof.

      5.4 Litigation.

      There are no Legal Proceedings pending or, to the best knowledge of the Purchaser, threatened that are reasonably likely to prohibit or restrain the ability of the Purchaser to enter into this Agreement consummate the transactions contemplated hereby.

      5.5 Investment Intention.

      The Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act") thereof. Purchaser understands that the Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

      5.6 Financial Advisors.

      No person has acted, directly or indirectly, as a broker, finder or financial advisor for the Purchaser in connection with the transactions contemplated by this Agreement and no person is entitled to any fee or commission or like payment in respect thereof.

      5.7 Patriot Act.

      The Purchaser certifies that, to the best of the Purchaser's knowledge, the Purchaser has not been designated, and is not owned or controlled, by a "suspected terrorist" as defined in Executive Order 13224. The Purchaser hereby acknowledges that the Sellers and the Company seek to comply with all applicable laws concerning money laundering and related activities. In furtherance of those efforts, the Purchaser hereby represents, warrants and agrees that: (i) none of the cash or property owned by the Purchaser has been or shall be derived from, or related to, any activity that is deemed criminal under United States law; and
(ii) no contribution or payment by the Purchaser has, and this Agreement will not, cause the Purchaser to be in violation of the United States Bank Secrecy Act, the United States International Money Laundering Control Act of 1986 or the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

      5.8 No Misrepresentations.

      No representation or warranty of the Purchaser contained in this Agreement or in any schedule hereto or in any certificate or other instrument furnished by the Purchaser to the Sellers pursuant to the terms hereof, knowingly contains any untrue statement of a material fact or knowingly omits to state a material fact necessary to make the statements contained herein or therein not misleading.

                                   ARTICLE VI
                                    COVENANTS

      6.1 Access to Information.

      The Sellers agree that, prior to the Closing Date, the Purchaser shall be entitled, through its officers, employees and representatives (including, without limitation, its legal advisors and accountants), to make such investigation of the properties, businesses and operations of the Company and such examination of the books, records and financial condition of the Company as it reasonably requests and to make extracts and copies of such books and records. Any such investigation and examination shall be conducted during regular business hours and under reasonable circumstances, and the Sellers shall cooperate, and shall cause the Company to cooperate, fully therein. No investigation by the Purchaser prior to or after the date of this Agreement shall diminish or obviate any of the representations, warranties, covenants or agreements of the Sellers contained in the Seller Documents. In order that the Purchaser may have full opportunity to make such physical, business, accounting and legal review, examination or investigation as it may reasonably request of the affairs of the Company, the Sellers shall cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of the Company to cooperate fully with such representatives in connection with such review and examination.

      6.2 Consents.

      The Sellers shall use their best efforts, and the Purchaser shall cooperate with the Sellers, to obtain at the earliest practicable date all consents and approvals required to consummate the transactions contemplated by this Agreement, including, without limitation, the consents and approvals referred to in Section 4.6(b) hereof; provided, however, that neither the Sellers nor the Purchaser shall be obligated to pay any consideration therefor to any third party from whom consent or approval is requested.

      6.3 Other Actions.

      Each of the Sellers and the Purchaser shall use its best efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

      6.4 No Solicitation.

      The Sellers will not, and will not cause or permit the Company or any of the Company's directors, officers, employees, representatives or agents (collectively, the "Representatives") to, directly or indirectly, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction involving a merger, consolidation, business combination, purchase or disposition of any amount of the assets or capital stock or other equity interest in the Company other than the transactions contemplated by this Agreement (an "Acquisition Transaction"), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any person, any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. The Sellers will inform the Purchaser in writing immediately following the receipt by any Seller, the Company or any Representative of any proposal or inquiry in respect of any Acquisition Transaction.

      6.5 Publicity.

      None of the Sellers nor the Purchaser shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of the Purchaser or the Sellers, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which the Purchaser lists securities, provided that, to the extent required by applicable Law the party intending to make such release shall use its best efforts consistent with such applicable Law to consult with the other party with respect to the text thereof.

      6.6 Board of Directors.

      t 12 (a) Prior to the Effective Time, the Board of Directors of the Company ("Board of Directors") shall take all necessary action to cause the Board of Directors, as of the Effective Time, to appoint Melanie Glazer as a director of the Company.

            (b) At least ten days after the Effective Time, the Board of Directors shall take all necessary action to cause the Board of Directors, as of the Effective Time, to appoint Darrell Grimsley, Jr. as a director of the Company.

      6.7 Registration Rights.

            (a) The Purchaser agrees to cause the Company to prepare and file with the Securities and Exchange Commission (the "SEC") a registration statement on Form SB-2 (the "Registration Statement") to effect a registration of the Registrable Shares.

            (b) If, and to the extent, such Registration Statement is not declared effective by the SEC within one year from the Effective Date, the Purchaser shall cause the Company to redeem the Registrable Shares at a rate of $0.145 per share.


                                  ARTICLE VII
                              CONDITIONS TO CLOSING

      7.1 Conditions Precedent to Obligations of Purchaser.

      The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Purchaser in whole or in part to the extent permitted by applicable Law):

            (a) all representations and warranties of the Sellers contained herein shall be true and correct, as of the date hereof;

            (b) all representations and warranties of the Sellers contained herein qualified as to materiality shall be true and correct, and the representations and warranties of the Sellers contained herein not qualified as to materiality shall be true and correct in all material respects, at and as of the Closing Date with the same effect as though those representations and warranties had been made again at and as of that time;

            (c) the Sellers shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date;

            (d) Certificates representing 100% of the Shares set forth in Schedule A shall have been, or shall at the Closing be, validly delivered and transferred to the Purchaser, free and clear of any and all Liens;

            (e) there shall not have been or occurred any event causing a Material Adverse Effect on the Company;

            (f) the Sellers shall have obtained all consents and waivers referred to in Section 4.6 hereof, in a form reasonably satisfactory to the
Purchaser,   with  respect  to  the  transactions  contemplated  by  the  Seller
Documents;

            (g) no Legal Proceedings shall have been instituted or threatened or claim or demand made against the Sellers, the Company, or the Purchaser seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated hereby, and there shall not be in effect any order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

            (h) as of the Closing, the Purchaser shall have received the written resignations of Don J. Colton, Norman Sammis and Glenn W. Stewart, directors of the Company; and

            (i) as of the Closing, the Purchaser shall have received the written agreement of Gregg B. Colton to remain as a director of the Company for at least six (6) months and as a consultant for at least two (2) years from the Effective Time.

      7.2 Conditions Precedent to Obligations of the Sellers.

      The obligations of the Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by the Sellers in whole or in part to the extent permitted by applicable Law):

            (a) all representations and warranties of the Purchaser contained herein shall be true and correct as of the date hereof;

            (b) all representations and warranties of the Purchaser contained herein qualified as to materiality shall be true and correct, and all representations and warranties of the Purchaser contained herein not qualified as to materiality shall be true and correct in all material respects, at and as of the Closing Date with the same effect as though those representations and warranties had been made again at and as of that date;

            (c) the Purchaser shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date;

            (d) there shall not have been or occurred any event causing a Material Adverse Effect on the Purchaser; and

            (e) no Legal Proceedings shall have been instituted or threatened or claim or demand made against the Purchaser seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated hereby, and there shall not be in effect any order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

                                  ARTICLE VIII
                            DOCUMENTS TO BE DELIVERED

      8.1 Documents to be Delivered by the Sellers.

      At the Closing, the Sellers shall deliver, or cause to be delivered, to the Purchaser the following:

            (a) stock certificates representing the Shares, duly endorsed in blank or accompanied by stock transfer powers and with all requisite stock transfer tax stamps attached;

            (b) copies of all consents and waivers referred to in Section 7.1(g) hereof;

            (c) the written resignations of Don J. Colton, Norman Sammis and Glenn W. Stewart, directors of the Company;

            (d) certificates of good standing with respect to the Company issued by the Secretary of State of the State of Utah, and for each state in which the Company is qualified to do business as a foreign corporation; and

            (e) such other documents as the Purchaser shall reasonably request.

      8.2 Documents to be Delivered by the Purchaser.

      At the Closing, the Purchaser shall deliver to the Sellers the following:

            (a) the Purchase Price; and

            (b) such other documents as the Sellers shall reasonably request.

                                   ARTICLE IX
                                 INDEMNIFICATION

      9.1 Indemnification.

            (a) The Sellers each individually agree to indemnify and hold the Purchaser, and its respective directors, officers, employees, Affiliates, agents, successors and assigns (collectively, the "Purchaser Indemnified Parties") harmless from and against for three years from the Closing Date:

                  (i) any and all material liabilities of the Company of every kind, nature and description, absolute or contingent, existing as against the Company prior to and including the Closing Date or thereafter coming into being or arising by reason of any state of facts existing, or any transaction entered into, on or prior to the Closing Date, except to the extent that the same have been fully provided for in the Company's Financial Statements or disclosed in the notes thereto or were incurred in the ordinary course of business;

                  (ii) subject to Section 10.3, any and all losses, liabilities, obligations, damages, costs and expenses based upon, attributable to or resulting from the failure of any representation or warranty of the Sellers set forth in Section 4 hereof, or any representation or warranty contained in any certificate delivered by or on behalf of the Sellers pursuant to this Agreement, to be true and correct in all respects as of the date made;

                  (iii) any and all losses, liabilities, obligations, damages, costs and expenses based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of the Sellers under this Agreement;

                  (iv) any and all notices, actions, suits, proceedings, claims, demands, assessments, judgments, costs, penalties and expenses, including attorneys' and other professionals' fees and disbursements (collectively, "Expenses") incident to any and all losses, liabilities, obligations, damages, costs and expenses with respect to which indemnification is provided hereunder (collectively, "Losses").

            (b) The Purchaser hereby agrees to indemnify and hold the Sellers and their respective Affiliates, agents, successors and assigns (collectively, the "Seller Indemnified Parties") harmless from and against:

                  (i) subject to Section 10.3, any and all Losses based upon, attributable to or resulting from the failure of any representation or warranty of the Purchaser set forth in Section 5 hereof, or any representation or warranty contained in any certificate delivered by or on behalf of the Purchaser pursuant to this Agreement, to be true and correct as of the date made;

                  (ii) any and all Losses based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of the Purchaser under this Agreement or arising from the ownership or operation of the Company from and after the Closing Date; and

                  (iii) any and all Expenses incident to the foregoing.

      9.2 Indemnification Procedures.

            (a) In the event that any Legal Proceedings shall be instituted or that any claim or demand ("Claim") shall be asserted by any person in respect of which payment may be sought under Section 9.1 hereof, the indemnified party shall reasonably and promptly cause written notice of the assertion of any Claim of which it has knowledge which is covered by this indemnity to be forwarded to the indemnifying party. The indemnifying party shall have the right, at its sole option and expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the indemnified party, and to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Losses indemnified against hereunder. If the indemnifying party elects to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Losses indemnified against hereunder, it shall within five (5) business days (or sooner, if the nature of the Claim so requires) notify the indemnified party of its intent to do so. If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Losses indemnified against hereunder, fails to notify the indemnified party of its election as herein provided or contests its obligation to indemnify the indemnified party for such Losses under this Agreement, the indemnified party may defend against, negotiate, settle or otherwise deal with such Claim. If the indemnified party defends any Claim, then the indemnifying party shall reimburse the indemnified party for the Expenses of defending such Claim upon submission of periodic bills. If the indemnifying party shall assume the defense of any Claim, the indemnified party may participate, at his or its own expense, in the defense of such Claim; provided, however, that such indemnified party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying party if, (i) so requested by the indemnifying party to participate or (ii) in the reasonable opinion of counsel to the indemnified party, a conflict or potential conflict exists between the indemnified party and the indemnifying party that would make such separate representation advisable; and provided, further, that the indemnifying party shall not be required to pay for more than one such counsel for all indemnified parties in connection with any Claim. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Claim.

            (b) After any final judgment or award shall have been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement with respect to a Claim hereunder, the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter and the indemnifying party shall be required to pay all of the sums so due and owing to the indemnified party by wire transfer of immediately available funds within 10 business days after the date of such notice.

            (c) The failure of the indemnified  party to give reasonably  prompt notice of any Claim shall not release, waive or otherwise affect the indemnifying party's obligations with respect thereto except to the extent that the indemnifying party can demonstrate actual loss and prejudice as a result of such failure.

                                   ARTICLE X
                                  MISCELLANEOUS

      10.1 Payment of Sales, Use or Similar Taxes.

      All sales, use, transfer, intangible, recordation, documentary stamp or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the transactions contemplated by this Agreement shall be borne by the Sellers.

      10.2 Survival of Representations and Warranties.

      The parties hereto hereby agree that the representations and warranties contained in this Agreement or in any certificate, document or instrument delivered in connection herewith, shall survive the execution and delivery of this Agreement, and the Closing hereunder, regardless of any investigation made by the parties hereto; provided, however, that any claims or actions with respect thereto (other than claims for indemnifications with respect to the representation and warranties contained in Sections 4.7, 4.11, 4.16, 4.20 and
4.25 which shall survive for periods coterminous with any applicable statutes of limitation) shall terminate unless within 24 months after the Closing Date written notice of such claims is given to the Sellers or such actions are commenced.

      10.3 Expenses.

      Except as otherwise provided in this Agreement, the Sellers and the Purchaser shall each bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby, it being understood that in the event that the transaction is consummated, the Company shall not bear any of such costs and expenses; provided, however, that the costs associated with the audit of the Company in connection with the transaction contemplated hereby shall be paid by the Purchaser as a post-transaction expense.

      10.4 Specific Performance.

      The Sellers acknowledge and agree that the breach of this Agreement would cause irreparable damage to the Purchaser and that the Purchaser will not have an adequate remedy at law. Therefore, the obligations of the Sellers under this Agreement, including, without limitation, the Sellers' obligation to sell the Shares to the Purchaser, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

      10.5 Further Assurances.

      The Sellers and the Purchaser each agree to execute and deliver such other documents or agreements and to take such other action as may be reasonably necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

      10.6 Submission to Jurisdiction; Consent to Service of Process.

            (a) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of Utah over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

            (b) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the mailing of a copy thereof in accordance with the provisions of Section 10.10.

      10.7 Entire Agreement; Amendments and Waivers.

      This Agreement (including the schedules and exhibits hereto) represents the entire understanding and agreement among the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

      10.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California

      10.9 Table of Contents and Headings.

      The table of contents and section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.

      10.10 Notices.

      All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered by hand, overnight delivery or mailed by certified mail, return receipt requested, to the parties (and shall also be transmitted by facsimile to the persons receiving copies thereof) at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

            (a)   Purchaser:

                    Franklin Capital Corporation
                    100 Wilshire Boulevard, 15th Floor
                    Santa Monica, CA 90401
                    Attn:  Milton "Todd" Ault III, Chairman
                       And Chief Executive Officer
                    Phone:  (310) 752-1461
                    Facsimile:  (310) 752-1486

                    Copy to:

                    Marc J. Ross, Esq.
                    Sichenzia Ross Friedman Ference LLP
                    1065 Avenue of the Americas
                    New York, New York 10018
                    Phone:  (212) 930-9700
                    Facsimile: (212) 930-9725

            (b)   Sellers:

                  c/o Gregg B. Colton
                  1206 W South Jordan Pkwy
                  Unit B
                  South Jordan, UT  84095
                    Phone:  (801) 566-3000
                    Facsimile: (801) 446-5500


      10.11 Severability.

      If any provision of this Agreement is invalid or unenforceable, the balance of this Agreement shall remain in effect.

      10.12 Binding Effect; Assignment.

      This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by either the Sellers or the Purchaser (by operation of law or otherwise) without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided, however, that the Purchaser may assign this Agreement and any or all rights or obligations hereunder (including, without limitation, the Purchaser's rights to purchase the Shares and the Purchaser's rights to seek indemnification hereunder) to any Affiliate of the Purchaser. Upon any such permitted assignment, the references in this Agreement to the Purchaser shall also apply to any such assignee unless the context otherwise requires.

         [THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

                                           PURCHASER:

                                           FRANKLIN CAPITAL CORPORATION


                                           By: /s/ MILTON "TODD" AULT III
                                           Milton "Todd" Ault III
                                           Chairman and Chief Executive Officer


                                           SELLERS:

                                           A. PRINCIPAL SHAREHOLDERS



                                           /s/ DON J. COLTON
                                           ------------------
                                           Don J. Colton


                                           /s/ GREGG B. COLTON
                                           --------------------------
                                           Gregg B. Colton


                                           AMERICAN DRILLING SERVICES


                                           By:/s/ DON J. COLTON
                                           -----------------------
                                           Name: Don J. Colton
                                           Title: President


                                           VERNAL WESTERN DRILLING


                                           By: /s/ GREGG B. COLTON
                                           ----------------------
                                           Name: Gregg B. Colton
                                           Title: President


                                           /s/ NORMAN SAMMIS
                                           ----------------------
                                           Norman Sammis


                                           /s/ GLENN W. STEWART
                                           ----------------------
                                           Glenn W. Stewart

                                           PIONEER OIL AND GAS


                                           By:/s/ DON J. COLTON
                                           -----------------------
                                           Name: Don J. Colton
                                           Title:  President



                                           B. OTHER SHAREHOLDERS


                                           /s/ ANDREW BUFFMIRE
                                           -----------------------
                                           Andrew Buffmire


                                           WHISPER INVESTMENT CO.


                                           By: /s/ TODD GROSKREUTZ
                                           -----------------------
                                           Name: Todd Groskreutz
                                           Title: Manager


                                           /s/ JOHN B. HALL
                                           ------------------
                                           John B. Hall



                                           /s/GREGG B. COLTON
                                           ------------------
                                           Gregg B. Colton,
                                           Solely with respect to Section 7.1(i)

                                                        SCHEDULE A

(1)   SELLERS SELLING 80% OF THEIR TOTAL SHARES

                           Shares Sold on         Shares to be      Amount Owed
Seller                  Signing of Agreement       Registered       at Closing
------                  --------------------       ----------       ----------

Don J. Colton                  81,100               304,500           $10,949
American Drilling Services    403,475                     0             54,470
Vernal Western Drilling       220,000               500,000             29,700
Gregg B. Colton               251,437               328,550             33,944
Norman Sammis                  36,360                18,200              4,909
Glenn W. Stewart              244,360                18,200             32,989
Pioneer Oil and Gas           576,623                     0             77,845
Andrew Buffmire               195,385                54,550             26,377
Whisper Investment Co.        120,000                     0             16,200
                            ---------              --------           --------
Total                       2,128,740              1,224,000          $287,383


(2)   SELLERS SELLING 100% OF THEIR TOTAL SHARES

                           Shares Sold on         Shares to be      Amount Owed
Seller                  Signing of Agreement       Registered       at Closing
------                  --------------------       ----------       ----------

John B. Hall                  100,787                     0            $14,615